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October 26, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave and Susan Block

Re: AGBA Acquisition Limited
Amendment No. 7 to Preliminary Proxy Statement on Schedule 14A
Filed October 21, 2022
File No. 001-38909

Dear Ms. Adlave and Ms. Block:

On behalf of our client, AGBA Acquisition Limited, a British Virgin Islands company (“AGBA” or the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the oral comment received on October 25, 2022 (the “Oral Comment”) regarding the Company’s revised Preliminary Proxy Statement on Schedule 14A filed on October 21, 2022 (the “Amendment 7”).

1.	We note you have removed the disclosure regarding the beneficial ownership of TAG from the chart found under “Securities Ownership of Certain Beneficial Owners and Management” securities ownership of certain beneficial ownership table on p. 272. Revise to include the beneficial ownership of TAG in a footnote to TAG in the table, indicating the natural person or persons who have voting and dispositive control of the shares.

Response: We have revised the disclosure in the table and footnotes to the chart on pages 273-274 in Amendment 8 of the Preliminary Proxy Statement filed today, October 26, 2022.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Gordon Lee